Exhibit (a)(4)

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May 30, 2006


TO:          UNIT HOLDERS OF REEVES TELECOM LIMITED PARTNERSHIP

SUBJECT:      EXTENDING OFFER TO PURCHASE UNITS

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you on April 26, 2006, (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase ALL Units of limited partnership interest (the "Units") in Reeves Telecom Limited Partnership (the "Partnership") at the Offer Price of:

                                 $0.50 per Unit
                                 --------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in Reeves Telecom Limited Partnership without the usual transaction costs associated with market sales or partnership transfer fees.

The Purchasers are extending the Expiration Date to June 16, 2006. You can view the Offer materials as amended on our website at www.mpfi.com (Click on MPF Tenders) or by calling us at the number below.

After carefully reading the Offer as amended, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

We are also making the following additional disclosures: if we receive over 50% of the outstanding Units, we may be able to control decisions put to the limited partners for votes, such as decisions as to whether or not to sell the Partnership's properties; however, the general partner controls whether such a vote takes place. If we were to be in such a position, our approach would not be any different from if we did not have a controlling vote: we would vote in accordance with what we felt was in the best interests of the limited partners, including ourselves. We have no intention of trying to replace the general partner or exercise any control over the Partnership itself. Further, we are clarifying that we will pay for Units tendered and accepted upon the earlier of confirmation by the general partner that the Partnership will transfer the Units to the Purchasers, or the actual transfer of such Units, or confirmation by the Partnership that it will change the address for distributions and correspondence with respect to the Units.

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) June 16, 2006.